Exhibit 99.54

ENERGY FUELS INC.
(the “Corporation”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Corporation hereby advises of the results of the voting on the matters submitted to the Special Meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) held on Monday, June 25, 2012. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Special Meeting and Management Information Circular dated May 28, 2012 (the “Management Information Circular”).

The matters voted upon at the Meeting and the results of the voting were as follows:

SPECIAL BUSINESS		OUTCOME OF VOTE	VOTES BY BALLOT
			Votes For	Votes Against	Votes Withheld
1.	The approval of the Acquisition Resolution attached as Schedule A to the Management Information Circular.	Carried	56,317,800 (99.21%)	448,693 (0.79%)	-
2.	The approval of the issuance of common shares to Dundee Securities Ltd., as described in the Management Information Circular.	Passed by show of hands	-	-	-
3.	The approval of the Share Consolidation Resolution attached as Schedule “G” to the Management Information Circular.	Carried	55,818,390 (98.33%)	948,103 (1.67%)	-

DATED this 25th day of June, 2012

ENERGY FUELS INC.

Per	(signed) “Gary R. Steele”
Gary R. Steele, Corporate Secretary